Exhibit 99.1

Nova Minerals Engaged Ahead of High-Level Critical Minerals Talks with U.S. President Donald Trump

Anchorage Alaska, October 14, 2025 - Nova Minerals Limited (“Nova” or the “Company”) (NASDAQ: NVA) (ASX: NVA) (FRA: QM3) ) is pleased to announce that it has been approached by His Excellency The Hon Dr Kevin Rudd AC, Australian Ambassador to the United States, to provide a comprehensive update on its Estelle Gold and Critical Minerals Project in Alaska. This briefing is in preparation for the upcoming meeting between Australian Prime Minister Anthony Albanese and U.S. President Donald Trump, scheduled for Thursday, October 20, 2025, in Washington DC, where critical minerals and strategic resource cooperation will be key discussion points.

Highlights

●	Nova has been requested by His Excellency The Hon Dr Kevin Rudd AC, Australian Ambassador to the United States, to provide a briefing on its Estelle Gold and Critical Minerals Project ahead of the meeting between Australian Prime Minister Anthony Albanese and U.S. President Donald Trump on October 20, 2025 in Washington DC.

●	The briefing follows a site visit by the Australian Consular-General, Tanya Bennett in August this year which recognized the Estelle Project as a leading example of the deepening Australia–United States collaboration in critical minerals and strategic resource development.

●	Recent US$43.4 million award from the U.S. Department of War (DoW) and robust government backing at federal, state and local levels, highlights the strategic importance of Nova’s antimony production plans, targeting military-spec antimony by 2026/27.

●	Nova’s planned antimony refinery at Port MacKenzie, with secured land use permits, further strengthens its position as the leading emerging fully integrated antimony producer in the U.S.

●	The inclusion of antimony on the U.S. Critical Minerals List, coupled with growing global demand, underscores the Estelle Project’s strategic importance in supporting U.S. defense and industrial supply chains.

Nova CEO, Mr Christopher Gerteisen, commented: “Being invited to brief the Australian Government for this high-level meeting between Prime Minister Albanese and President Trump is a testament to the strategic importance of the Estelle Project. With antimony recognized as a critical mineral and our gold resources adding significant value, Nova is well-positioned to contribute to both U.S. and Australian critical minerals strategies. The US$43.4 million DoW award and our secured land at Port MacKenzie underscore our commitment to building a secure, domestic supply chain for antimony and supporting U.S. defense and industrial needs. We look forward to continued collaboration with both governments as we advance the Estelle Project toward production.”

Strategic Engagement with Australian and U.S. Governments

As part of the briefing, Nova has been requested to provide details on its U.S. investments, including an overview of the Estelle Project, the key minerals identified, planned expansion activities, and the Company’s engagement with U.S. government agencies. This request highlights the growing strategic importance of the Estelle Project, located in Alaska’s prolific Tintina Gold Belt, which hosts significant gold and antimony assets. The Project’s antimony prospects are of particular significance given antimony’s recent inclusion on the U.S. Department of the Interior’s Draft 2025 Critical Minerals List and its vital role in the defense, energy, and advanced manufacturing sectors.

Nova’s recent US$43.4 million award from the U.S. Department of War (DoW) to its wholly-owned subsidiary, Alaska Range Resources LLC, further validates the project’s importance. The funding supports the accelerated development of a fully integrated U.S. antimony supply chain, targeting production of military-spec antimony by 2026/27. Additionally, Nova’s secured land use permit for a proposed antimony refinery at Port MacKenzie positions the Company as a first-mover in establishing a domestic antimony production hub.

Estelle Project Overview

The Estelle Project, spans 514 km² of State of Alaska mining claims, located 150 km northwest of Anchorage in the Tintina Gold Belt. The project contains one of the world’s largest undeveloped gold deposits with over 20 advanced gold and antimony prospects across a 35 km long mineralized corridor, including two defined multi-million ounce gold resources and several drill-ready antimony prospects with significant outcropping stibnite vein systems.

The project’s potential is further enhanced by its proximity to world-class infrastructure and its alignment with regional development initiatives, such as the West Susitna Access Road. Nova’s proposed antimony refinery at Port MacKenzie, supported by a 42.81-acre land use permit, will produce a range of antimony products, including antimony trisulfide (Sb₂S₃), antimony trioxide (Sb₂O₃), and antimony metal, for both military and industrial applications.

Antimony and Gold Market Context

Antimony, a critical mineral for defense and high-tech applications, has seen growing demand due to its use in munitions, semiconductors, and energy systems. The U.S. Government’s support for domestic critical minerals projects, including advanced permitting and funding, highlights the strategic importance of Nova’s antimony production plans. Gold, a key component of the Estelle Project, continues to benefit from strong market prices, further enhancing the project’s economic value.

Figure 1. Estelle Project located in Alaska’s Tintina Gold Belt

Figure 2: Nova’s proposed fully secured and integrated U.S. domestic antimony supply chain plan.

Account #7170000T003
Location of Nova Minerals
Antimony Refinery
S 14N04W23 - Tax Map PM 06
MSB/LRMD October 2025
Feet
0 500 1,000 1,500
VICINITY MAP
Big Lake
Wasilla
Point MacKenzie
Anchorage
Distance To:
Parks Highway 39m
Anchorage 79m
Fairbanks 345m
2.42 MILES FROM SITE TO PORT
23
20
W Point MacKenzie Rd
42.81 Acres
Conceptual rendering of proposed antimony refinery
NOVA MINERALS
Site secured for proposed Nova antimony refinery
26
Point MacKenzie Rail Extension ROW
S Don Young Rd
W Syren Dr
Port MacKenzie

Figure 1. Aerial view of Port MacKenzie highlighting the site for Nova’s proposed antimony refinery. Source: Port MacKenzie Operations

Qualified Persons

Vannu Khounphakdee, Professional Geologist and member of Australian Institute of Geoscientists contracted by Nova Minerals to provide geologic consulting services. Mr. Khounphakdee holds a Master of Science in Mine Geology and Engineering. He is a qualified person with at least 5 years’ experience with this type of project. By reason of education, affiliation with a professional association, and past relevant work experience, Mr. Khounphakdee fulfills the requirements of Qualified Person (QP) for the purposes of SEC Regulation SK-1300 for data QA/QC checks relevant to this announcement.

Hans Hoffman is a State of Alaska Certified Professional Geologist contracted by Nova Minerals to provide geologic consulting services. Mr. Hoffman is a member of the American Institute of Professional Geologists and holds a Bachelor of Science degree in Geological Engineering with a double major in Geology and Geophysics. He is a qualified person with at least 5 years of experience with these types of projects. By reason of education, affiliation with a professional association, and past relevant work experience, Mr. Hoffman fulfills the requirements of Qualified Person (QP) for the purposes of SEC Regulation SK-1300 for the technical information presented in this announcement.

Christopher Gerteisen, Chief Executive Officer of Nova Minerals, is a Professional Geologist and member of Australian Institute of Geoscientists, and has supervised the preparation of this news release and has reviewed and approved the scientific and technical information contained herein. Mr. Gerteisen is a “qualified person” for the purposes of SEC Regulation S-K 1300.

About Nova Minerals Limited

Nova Minerals Limited is a Gold, Antimony and Critical Minerals exploration and development company focused on advancing the Estelle Project, comprised of 514 km2 of State of Alaska mining claims, which contains multiple mining complexes across a 35 km long mineralized corridor of over 20 advanced Gold and Antimony prospects, including two already defined multi-million ounce resources, and several drill ready Antimony prospects with massive outcropping stibnite vein systems observed at surface. The 85% owned project is located 150 km northwest of Anchorage, Alaska, USA, in the prolific Tintina Gold Belt, a province which hosts a >220 million ounce (Moz) documented gold endowment and some of the world’s largest gold mines and discoveries including, Nova Gold and Paulson Advisors Donlin Creek Gold Project and Kinross Gold Corporation’s Fort Knox Gold Mine. The belt also hosts significant Antimony deposits and was a historical North American Antimony producer.

Further discussion and analysis of the Estelle Project is available through the interactive Vrify 3D animations, presentations, and videos, all available on the Company’s website. www.novaminerals.com.au

Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Nova Minerals Limited’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions management believes to be reasonable at the time such statements are made, including but not limited to, continued exploration activities, Gold and other metal prices, the estimation of initial and sustaining capital requirements, the estimation of labor costs, the estimation of mineral reserves and resources, assumptions with respect to currency fluctuations, the timing and amount of future exploration and development expenditures, receipt of required regulatory approvals, the availability of necessary financing for the Project, the availability of funding sources, the availability of collaborative relationships, permitting and such other assumptions and factors as set out herein. Apparent inconsistencies in the figures shown in the MRE are due to rounding.

Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking information, including but not limited to: risks related to changes in Gold prices; sources and cost of power and water for the Project; the estimation of initial capital requirements; the lack of historical operations; the estimation of labor costs; general global markets and economic conditions; risks associated with exploration of mineral deposits; the estimation of initial targeted mineral resource tonnage and grade for the Project; risks associated with uninsurable risks arising during the course of exploration; risks associated with currency fluctuations; environmental risks; competition faced in securing experienced personnel; access to adequate infrastructure to support exploration activities; risks associated with changes in the mining regulatory regime governing the Company and the Project; completion of the environmental assessment process; risks related to regulatory and permitting delays; risks related to potential conflicts of interest; the reliance on key personnel; financing, capitalization and liquidity risks including the risk that the financing necessary to fund continued exploration and development.

These and other risks and uncertainties are described more fully in the section titled “Risk Factors” in the final prospectus related to the public offering filed with the Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of this date, and Nova Minerals Limited undertakes no duty to update such information except as required under applicable law.

For Additional Information Please Contact

Investor Relations:

Dave Gentry, CEO

RedChip Companies, Inc.

Phone: 1-407-644-4256

Email: NVA@redchip.com

Nova Minerals:

Craig Bentley

Director of Finance & Compliance & Investor Relations

E: craig@novaminerals.com.au

M: +61 414 714 196